FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of August 16, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 16, 2006 regarding Pixelplus’ Reporting of Financial Results for Fiscal Second Quarter 2006

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Second Quarter 2006

Press Release

SEOUL, South Korea, August 16, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various consumer electronics applications, today announced unaudited financial results for the second quarter of fiscal 2006, which ended on June 30, 2006.

Revenue for the second quarter of fiscal 2006 was US$8.1 million, which is consistent with the Q2 guidance the Company provided in its Q1 earnings call in June 2006, compared to US$10.4 million in the first quarter of fiscal 2006, and US$10.5 million in the second quarter of fiscal 2005. Net loss in the second quarter of fiscal 2006 was US$5.4 million, or a net loss of US$0.43 per diluted ADS, compared to a net loss of US$2.3 million, or a net loss of US$0.19 per diluted ADS, in the first quarter of fiscal 2006, and a net income of US$0.6 million, or a net income of US$0.01 per diluted ADS, in the second quarter of fiscal 2005.

Revenue for the first six months of fiscal 2006 was US$18.5 million, compared to US$18.8 million for the same period in fiscal 2005. Net loss for the first six months of fiscal 2006 was US$7.7 million, or a net loss of US$0.62 per diluted share, compared to net loss of $0.9 million, or a net loss of US$0.36 per diluted share, for the same period in fiscal 2005.

In moving ahead, Pixelplus expects that the reorganization of Pixelplus Shanghai Co., Ltd. (“PSL”), the Company’s subsidiary in China, will augment sales in China and galvanize its overall business operations in Asia. Moreover, through a global leading foundry, the Company plans to introduce new high quality products and increase and improve current products in the third quarter. Further, the Company is aggressively marketing and promoting its products and technology to obtain new design wins from first tier clients worldwide, and believes it can acquire key design wins from those clients for mobile and non-mobile applications.

Gross margin for the second quarter of fiscal 2006 was approximately negative 9%, compared to approximately 26% in the first quarter of fiscal 2006. The negative gross margin was mainly attributed to Pixelplus’ sluggish and lower-than-expected sales of its 2.0 megapixel products, which caused the Company to incur excess inventory of those products and sustain a valuation loss arising from that excess inventory. The Company is currently working very hard to sell the excess inventory of 2.0 megapixel products with the aim to generate profits arising from the sales of such excess inventory in the second half of 2006. Moreover, the negative gross margin was caused by Pixelplus Technology, Inc.’s (“PTI”) lower-than-expected yields of products assembled and packaged at their module assembly houses and chip-scale packaging plants. PTI, which is the Company’s subsidiary in Taiwan, sustained an inventory valuation loss with respect to its low-end products. In that connection, had the Company not recorded the inventory valuation loss described above, Pixelplus would have reported a positive gross margin of approximately 23% in the second quarter of 2006.

To record improvements in gross margin in the third quarter, the Company continues to engage its foundry partners to implement long-term business strategies and expects to have improved production yields and higher quality products from that engagement.

“Although we are not satisfied with our revenues for the second quarter, the Company is optimistic that our aggressive marketing activities worldwide and the manufacture of new high quality products by our new leading foundry, coupled with the restructuring of our sales and marketing organization at PSL and our plan to hire a senior sales executive to lead sales operations at Pixelplus Semiconductor, Inc., the Company’s U.S. subsidiary, will produce positive results and improvements in the second half of 2006,” said S.K. Lee, CEO of Pixelplus. “We are very excited about Pixelplus’ prospects for growth based on these favorable developments and look forward to the continued advancement of our products and business in progressing forward.”

Pixelplus will hold an investor conference call at 5:00 PM Tuesday, August 15 (New York) / 10:00 PM Tuesday, August 15 (London) / 5:00 AM Wednesday, August 16 (Hong Kong/Singapore) / 6:00 AM Wednesday, August 16 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 718 354 1158 (North America) / +44 (0) 20 7365 1828 (Europe) / +81 (0) 3 3570 8242 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances. The financial results for the second quarter of 2006 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Jun. 30, 2006	Jun. 30, 2005	Jun. 30, 2006	Jun. 30, 2005
Revenues	$8,073	$10,517	$18,456	$18,760
Products	7,007	9,893	16,139	17,107
Services	1,066	624	2,317	1,653

Cost of revenues	8,812	8,681	16,545	16,109
Products	8,553	8,591	16,081	15,801
Services	259	90	464	308

Gross profit	(739)	1,836	1,911	2,651

Operating expenses	5,110	1,993	9,147	4,243
Selling, general and administrative	3,743	1,455	6,682	2,744
Research and development, net of government grants	1,367	538	2,465	1,499

Income(loss) from operations	(5,849)	(157)	(7,236)	(1,592)

Other income(expense)
Interest income (expense), net	114	(145)	257	(264)
Foreign exchange gain (loss), net	(273)	370	(1,175)	193
Others, net	3	493	27	486

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(6,005)	561	(8,127)	(1,177)
Income tax expenses	—	—	—	—
Income(loss) before gain from equity method investments, dilution gain and minority interest	(6,005)	561	(8,127)	(1,177)

Gain from equity method investments, net	23	13	29	37
Dilution gain from equity method investment and consolidated subsidiary	—	(78)	—	—
Minority interest	626	99	428	238

Net income (loss)	$(5,356)	$595	$(7,670)	$(902)

Accretion of preferred shares	—	(553)	—	(998)

Net loss attributable to common shareholders	$(5,356)	$42	$(7,670)	$(1,900)

Loss per ADS – basic and diluted	(0.43)	0.01	(0.62)	(0.36)
ADSs used in computing loss per ADS – basic and diluted	12,326,944	5,208,000	12,307,826	5,208,000

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands, except per ADS data)

(Unaudited)

	Jun. 30, 2006	Dec. 31, 2005
Assets
Cash and cash equivalents	17,029	32,726
Restricted cash	1,410	1,489
Accounts receivable, net	7,381	12,329
Inventories, net	13,653	9,181
Other current assets	2,523	1,451

Total current assets	41,996	57,176

Other non current assets	6,566	4,098

Total assets	$48,562	$61,274

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	8,487	11,131
Other accounts payable	2,284	1,324
Short-term borrowings	7,536	10,924
Other current liabilities	564	1,253

Total current liabilities	18,871	24,632

Long-term borrowings	307	681
Other non current liabilities	695	359

Total liabilities	19,873	25,672

Minority interest	401	864

Shareholders’ equity
Common stock	3,249	3,192
Additional paid-in capital	40,738	39,506
Accumulated other comprehensive loss	(175)	(106)
Accumulated deficit	(15,524)	(7,854)

Total Shareholders’ equity	28,288	34,738

Total liabilities, minority interest and Shareholders’ equity	$48,562	$61,274

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 948.5 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on June 30, 2006. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2005 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 1,010.0 Korean won to one U.S. dollar in effect on December 31, 2005, are different from the numbers specified for the fiscal year 2005 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

August 16, 2006